LogicVision, Inc.
25 Metro Drive, 3rd Floor
San Jose, CA 95110

January 6, 2006

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Brad Skinner
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LogicVision, Inc.
Form 10-K for Year Ended December 31, 2004
Filed March 18, 2005
Form 10-Q for Quarter Ended September 30, 2005
Filed November 9, 2005
File No. 0-31773

Dear Mr. Skinner:

          On behalf of LogicVision, Inc. (“LogicVision”), this letter responds to comments on the above-referenced Form 10-K and Form 10-Q received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated December 13, 2005.  Set forth below are LogicVision’s responses to the Staff’s comments.  The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K for the Year Ended December 31, 2004

Item 1.  Customers, page 8

1.

We have read your response to prior comment number 1.  Notwithstanding the reasons cited in your response, we believe you are required to identify these customers to comply with Item 101(c)(vii) of Regulation S-K.  For example, we presume that losing a customer that accounted for 20% of your revenue in the most recent fiscal year and 37% of revenue over the past three fiscal years would have a material adverse effect and trigger a disclosure obligation.  In addition, information that is material to investors or that is required to be disclosed by an applicable disclosure guideline is generally not appropriate subject matter for confidential treatment.

Response:  LogicVision acknowledges the Staff’s comment and will identify each customer accounting for more than 10% of revenues in its three most recent fiscal years in its Form 10-K for the year ending December 31, 2005, as well as in future reporting periods.

Securities and Exchange Commission
January 6, 2006

Item 8. Financial Statements

Consolidated Statement of Operations, page 35

2.

We have read your response to prior comment number 2 in our letter dated September 7, 2005 and note that you agreed to classify amortization expense of developed technology as cost of sales in all future filings. However, it appears that you continued to classify this expense as research and development in your most recent Form 10-Q filed on November 9, 2005. Please explain to us why this agreed-upon change was not made.

Response:  LogicVision did classify amortization expense of developed technology as cost of sales in its Form 10-Q for the Quarter Ended September 30, 2005. LogicVision did not make a retroactive adjustment to any prior periods as the amounts were not material to previously reported results. Please refer to page 17 of such Form 10-Q:

                    “Total cost of revenues decreased in the three months ended September 30, 2005 compared to the same period in fiscal 2004 primarily due to lower cost of service revenues resulting from reduced post-sales support, partially offset by an increase in cost of license revenues of $0.2 million resulting from the use of third party software and amortization of acquired technology.” (underlined emphasis added).

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 40

3.

We have read your response to prior comment number 4. You indicate that the services accounted for using the percentage of completion method do not involve any customization and were not essential to the functionality of any software which the customer may have licensed from you. This suggests that you are not using contract accounting to comply with paragraphs 7 or 64 of SOP 97-2, but that you believe these service arrangements fall directly within the scope of SOP 81-1. Please explain to us how you considered the guidance in footnote 1 of SOP 81-1 that addresses scope considerations related to service transactions.  In addition, explain to us why you believe revenue recognition should be determined based on the “level of effort expended” rather than the value that is provided to customers.

Response: The services performed were either design services, where LogicVision integrated its technology into a semiconductor design(s), or consulting services, where LogicVision evaluated and prepared a report on a customer’s built-in self test environment.  None of these services involved any customization nor were they essential to the functionality of any software which the customer may have licensed from LogicVision and therefore did not fall directly within the scope of paragraphs 7 or 64 of SOP 97-2. SOP 97-2 paragraph 7 makes reference to using the relevant guidance in SOP 81-1; thus the inclusion of that reference in LogicVision’s SEC filings. LogicVision will not include such a reference in future filings.

Securities and Exchange Commission
January 6, 2006

LogicVision believes proportionate performance to be the most appropriate accounting for these arrangements and accordingly, recognized revenue as milestones were met. These milestones were negotiated with customers and reflected the value provided to the customers. In addition, LogicVision believed that the milestones were representative of the level of effort expected to be expended in performing each milestone.

Item 9A. Controls and Procedures, page 53

4.

We have read your response to prior comment number 5 and note that your disclosures do not appear to comply with  Section II.F.4 of SEC Release No. 33-8238. Please revise your disclosures to specifically state, if true, that your disclosure controls and procedures are effective at the reasonable assurance level.

Response:  LogicVision respectfully submits that while it believes the disclosure does comply with the guidance in Section II.F.4 of SEC Release No. 33-8238, assuming the evaluation by its Chief Executive Officer and Chief Financial Officer reaches such a conclusion, LogicVision will revise the disclosure in the second paragraph of Item 9A in its Form 10-K for the fiscal year ending December 31, 2005 to read as follows:

“Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.”

* * *

          In connection with the foregoing response to the Staff’s comments, LogicVision hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (408) 452-2445.  Comments may also be sent to my attention via facsimile to (408) 573-7640.

Very truly yours,

/s/ Bruce M. Jaffe

Bruce M. Jaffe
Vice President Finance and Chief Financial Officer

Securities and Exchange Commission
January 6, 2006

cc:	Mark Kronforst, SEC Senior Staff Accountant
Stathis Kouninis, SEC Staff Accountant

James T. Healy
Stanton D. Wong, Esq.